Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-272239

BLACKROCK ENHANCED EQUITY DIVIDEND TRUST

Supplement dated December 9, 2025 to the Prospectus

dated May 26, 2023, as supplemented on December 23, 2024, November 26, 2025 and December 5, 2025

This supplement amends certain information in the Prospectus dated May 26, 2023, of BlackRock Enhanced Equity Dividend Trust (the “Trust”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective immediately, the following change is made to the Prospectus:

The section of the Prospectus entitled “Management of the Trust – Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

David Zhao, Managing Director, is Co-Director of Research for the US Income & Value team within the Fundamental Active Equity business. Mr. Zhao joined BlackRock in 2016. He was previously a Global Equity Senior Research Analyst and Principal at Pzena Investment Management covering technology, US banks/brokers, medical technology, non-life insurance, financial technology and select industrials.

Cem Inal, Managing Director, is a member of the Fundamental Equities division of BlackRock’s Portfolio Management Group and Head of the U.S. Income & Value team. Mr. Inal was previously Chief Investment Officer of US Large Cap Value Equities at AllianceBernstein, where he held that role from 2020 to 2025. Prior to that, he was portfolio manager of AB US Large Cap Value Equities from 2016 until 2019. He has also served as PM of Global Real Estate Securities since 2023. Inal was previously a senior research analyst and leader of the technology sector. He also co-managed the International Small Cap Value service from its inception in 2014 until 2016. Before joining AB in 2003 as a research analyst, Inal was a vice president at fusionOne, a communications software provider. Prior to that, he was an engagement manager at McKinsey & Company and a research engineer at Mitsubishi Electric. Inal holds a BSE in electrical engineering from Princeton University and an MBA in financial engineering from Cornell University.

Kyle G. McClements, CFA, Managing Director, is Head of the Equity Derivatives team within BlackRock’s Fundamental Equity division. He is a portfolio manager for equity derivatives overlay and hedging assignments, including BlackRock’s closed-end funds. Mr. McClements’ service with the firm dates back to 2004, including his years with State Street Research & Management (SSRM), which merged with BlackRock in 2005. At SSRM, Mr. McClements was a Vice President and senior derivatives strategist responsible for equity derivative strategy and trading in the Quantitative Equity Group at State Street Research. Prior to joining State Street Research in 2004, Mr. McClements was a senior trader/analyst at Deutsche Asset Management, responsible for derivatives, equity program, technology and energy sector, and foreign exchange trading. Mr. McClements began his career in 1994 as a derivatives analyst with Donaldson Lufkin & Jenrette responsible for pricing and performance analytics for the derivatives trading desk.

Tony DeSpirito, Managing Director, is Chief Investment Officer of U.S. Fundamental Active Equity. He is also lead portfolio manager of the BlackRock Equity Dividend portfolios. Mr. DeSpirito joined BlackRock in 2014. He was previously a Managing Principal, portfolio manager, and member of the Executive Committee at Pzena Investment Management, where he was responsible for a suite of long-only value products and two hedge fund portfolios. Mr. DeSpirito has managed value equity assets since 1996, serving as a portfolio manager for the

John Hancock Classic Value, PACE Large Company Value, and Vanguard Windsor funds. Effective December 31, 2025, Mr. DeSpirito will no longer serve as a portfolio manager of the Trust.

The SAI provides additional information about other accounts managed by the portfolio management team, the compensation of each portfolio manager and the ownership of the Trust’s securities by each portfolio manager.

Shareholders should retain this Supplement for future reference.

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